Exhibit 3.491

State of Delaware Secretary of State Division of Corporations Delivered 06:28 PM 09/16/2010 FILED 05:53 PM 09/16/2010 SRV 100915966 - 4873016 FILE

CERTIFICATE OF FORMATION

OF

TWCIS HOLDCO LLC

This Certificate of Formation of TWCIS Holdco LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1. The name of the Company is TWCIS Holdco LLC.

2. The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name of the Company’s registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has executed this Certificate of Formation this 16th day of September, 2010.

/s/ Riina Tohvert
Riina Tohvert,
Authorized Person